Manulife Reports Full Year and Fourth Quarter 2025 Results
TSX/NYSE/PSE: MFC  SEHK: 945                                                      C$ unless otherwise stated
TORONTO, ON – February 11, 2026 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its full year and fourth quarter results for the period ended December 31, 2025, delivering record core earnings and insurance new business results1 in 2025, and declaring a common share dividend increase of 10.2%.
Key highlights for the full year 2025 and the fourth quarter (“4Q25”) include:
•Core earnings2 of $7.5 billion in 2025, up 3% on a constant exchange rate basis from 20243,4. Core earnings of
$2.0 billion in 4Q25, up 5% from the fourth quarter of 2024 (“4Q24”)
•Net income attributed to shareholders of $5.6 billion in 2025, up $0.2 billion from 2024, and $1.5 billion in 4Q25, down $0.1 billion from 4Q24
•Core EPS5 of $4.21 in 2025, up 8% from 20243,4, and $1.12 in 4Q25, up 9% from 4Q24
•EPS of $3.07 in 2025, up 6%3 from 2024, and $0.83 in 4Q25, down 6% from 4Q24
•Core ROE5 of 16.5% in 2025 and 17.1% in 4Q25, and ROE of 12.0% in 2025 and 12.7% in 4Q25
•LICAT ratio6 of 136% in 4Q25, and remittances7 of $6.4 billion in 2025
•2025 APE sales up 14%7, new business CSM up 28%3 and new business value (“NBV”) up 18% from 20244,7.
4Q25 APE sales down 1%, new business CSM up 21% and NBV up 8% from 4Q24
•Purchased and cancelled 3.1% of common shares outstanding, or 54.4 million shares, for $2.4 billion in 2025
•Also announced today:
•A 10.2% increase in the quarterly dividend per common share, and
•A new Normal Course Issuer Bid (“NCIB”) program that permits repurchase of up to approximately 2.5% of outstanding common shares, expected to commence in late February 20268
“2025 was a defining year for Manulife, with record core earnings, targeted strategic investments, and the launch of our refreshed strategy. We delivered 20% plus new business CSM growth across all insurance segments, contributing to double-digit growth in our CSM balance and positioning us well for future earnings generation. Through disciplined capital deployment, we further strengthened our diversified portfolio with the acquisition of Comvest Credit Partners, the announcement of our entry into India’s life insurance market through a joint venture with Mahindra9, the establishment of a high-net-worth office in the Dubai International
Financial Centre, and an agreement to acquire Schroders Indonesia10. These actions expand the range of world-class investment and insurance solutions we offer our customers. And, Evident AI recognized Manulife as the number one life insurer for AI maturity and responsible innovation11, reinforcing our commitment to being an AI-powered organization and deploying AI technology to improve customer experiences, enhance productivity, and deliver tangible value.
“We will build on our momentum in 2026. While macroeconomic and geopolitical uncertainty remains, our continued focus on disciplined execution, our diversified business and our winning team and culture position us well to seize the opportunities ahead, achieve our targets, and deliver high quality, sustainable growth for the long term.”12
— Phil Witherington, Manulife President & Chief Executive Officer
“Manulife delivered strong financial performance in 2025. Core earnings within our high-growth businesses,
Asia and Global WAM, increased 18% and 14%, respectively, and core EBITDA margin5 improved by 260 basis points in Global WAM. Our robust cash generation, as evidenced by $6.4 billion of remittances, enabled us to flexibly deploy capital, returning $5.4 billion to shareholders in 2025, while continuing to support our growth trajectory. And today we announced an increase of 10.2% to our dividend per share and our intention to repurchase up to 2.5% of our outstanding common shares, reflecting our disciplined approach to capital allocation.”
— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
	4Q25	4Q24	Change[3,7]	2025	2024	Change[3,7]
Net income attributed to shareholders	$1,499	$1,638	(9)%	$5,572	$5,385	2%
Core earnings	$1,993	$1,907	5%	$7,521	$7,182	3%
EPS ($)	$0.83	$0.88	(6)%	$3.07	$2.84	6%
Core EPS ($)	$1.12	$1.03	9%	$4.21	$3.85	8%
ROE	12.7%	14.0%	-1.3 pps	12.0%	12.0%	-
Core ROE[4]	17.1%	16.5%	0.6 pps	16.5%	16.2%	0.3 pps
Book value per common share ($)	$25.91	$25.63	1%	$25.91	$25.63	1%
Adjusted BV per common share ($)[4,5]	$38.27	$36.25	6%	$38.27	$36.25	6%
Financial leverage ratio (%)[4,5]	23.9%	24.0%	-0.1 pps	23.9%	24.0%	-0.1 pps
APE sales	$2,222	$2,248	(1)%	$9,717	$8,385	14%
New business CSM	$1,020	$842	21%	$3,775	$2,887	28%
NBV	$874	$808	8%	$3,533	$2,946	18%
Global WAM net flows ($ billions)[7]	$(9.5)	$1.2	-	$(14.3)	$13.3	-
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
	4Q25	4Q24	Change[7]	2025	2024	Change[7]
Asia (US$)
Net income attributed to shareholders	$447	$417	5%	$2,131	$1,717	22%
Core earnings	564	457	24%	2,126	1,799	18%
APE sales	1,153	1,187	(3)%	5,250	4,429	18%
New business CSM	500	419	19%	1,994	1,567	27%
NBV	434	394	10%	1,832	1,516	20%
Canada
Net income attributed to shareholders	$252	$439	(43)%	$1,313	$1,221	8%
Core earnings	413	390	6%	1,634	1,568	4%
APE sales	383	376	2%	1,593	1,689	(6)%
New business CSM	135	116	16%	435	357	22%
NBV	174	168	4%	674	627	7%
U.S. (US$)
Net income attributed to shareholders	$58	$73	(21)%	$(367)	$96	-%
Core earnings	229	294	(22)%	862	1,234	(30)%
APE sales	165	151	9%	561	454	24%
New business CSM	134	100	34%	396	278	42%
NBV	68	63	8%	214	175	22%
Global WAM
Net income attributed to shareholders	$452	$384	18%	$1,900	$1,597	17%
Core earnings	490	459	7%	1,932	1,673	14%
Gross flows ($ billions)[7]	49.9	43.5	15%	191.4	171.7	10%
Average AUMA ($ billions)[7]	1,115	1,015	10%	1,071	946	11%
Core EBITDA margin (%)	29.2%	28.6%	60 bps	29.7%	27.1%	260 bps

Strategic Highlights
We are well-positioned to make significant progress on the refreshed strategy we announced in November 2025 to achieve sustainable long-term growth. Throughout 2025, we undertook various initiatives that equipped us to deliver on our new and elevated strategic priorities.
Winning Team and Culture
For the sixth year in a row, we have achieved a top quartile employee engagement rank.13 In addition, Manulife was included in the TIME World’s Best Companies (2025) list and won the 2025 Gallup Exceptional Workplace
Award. We were also recognized by Forbes as one of the World’s Best Employers and one of the World’s Top
Companies for Women, and included in their World’s Best Life Insurance Companies list.
Diversified Business Portfolio
In Asia, we agreed to establish a 50:50 life insurance joint venture with Mahindra & Mahindra Ltd. (“Mahindra”), an existing partner through our asset management joint venture, to enter the India insurance market.9 This partnership will expand our global footprint and position us to grow across one of the world’s largest economies, delivering long-term value.
In addition, we became the first international life insurer to establish an office in the Dubai International Financial
Centre dedicated to advising on and arranging life insurance contracts to high-net-worth (“HNW”) customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of HNW and ultra-HNW individuals in the region.
In Global WAM, we acquired 75% of Comvest Credit Partners (“Comvest”), a U.S. private credit manager with
$17.5 billion of AUM as at the acquisition date.2 The acquisition will enhance our private credit capabilities and create a comprehensive platform by aligning Comvest and Manulife’s existing senior credit team.12 By leveraging
Comvest’s investment philosophy and expertise, we can offer clients expanded access to differentiated private credit strategies.
We also entered into an agreement to acquire PT Schroder Investment Management Indonesia (“Schroders
Indonesia”), strengthening our position as the largest asset manager in Indonesia. It will enable us to deliver enhanced value to our clients and stakeholders by leveraging the firm’s local expertise and client relationships.10
In Canada, we launched a simplified specialized lending suite of products in Manulife Bank to streamline the lending experience for advisors serving HNW clients and business owners. This emphasizes our focus on removing friction, enhancing clarity, and delivering smarter, faster, and more personalized solutions for advisors and customers.
In the U.S, we diversified our portfolio with new offerings and enhancements, including a new accumulation survivorship indexed universal life product, a new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process, and a new variable universal life insurance solution with improved fund selection and index loans.
Empowering Customer Health, Wealth, and Longevity
We launched the Manulife Longevity Institute, a global platform for research, thought leadership, innovation, advocacy and community partnerships. Through this unified platform, we are investing $350 million through 2030 to help people live longer, healthier, and more financially secure lives.
We further leveraged our strategic partnership with GRAIL and launched various initiatives across our segments, including expanded access to the Galleri® multi-cancer early detection test to eligible Manulife Vitality program members in Canada and to eligible plan participants in U.S. Retirement.
In Asia, we agreed to establish a strategic collaboration with Bupa International Limited, a global healthcare company, to create a more robust and integrated healthcare network for our customers. By combining the strengths of both organizations, this collaboration in Hong Kong aims to expand customer access to high-quality care while enhancing convenience, value, and affordability through integrated healthcare solutions and personalized support throughout their healthcare journey.
Furthermore, we enhanced our flagship lifestyle program, ManulifeMOVE, with expanded health and wellness benefits, and launched it at the Manulife Longevity Symposium in Singapore and in the Philippines, reinforcing our commitment to advancing Asia’s longevity movement.
In Canada, we also partnered with Maven Clinic, the world’s largest virtual clinic for women’s and family health14, to offer eligible Group Benefits members 24/7 virtual access to personalized support during some of their most important stages of life, including fertility, maternity, parenting, and menopause. This initiative addresses critical care gaps that impact women’s health and workforce participation.

In the U.S., we empowered eligible John Hancock Vitality members with early detection technology and resources to proactively manage their health, including access to Function Health’s technology and health screening tools, and access to continuous glucose monitoring technology and dietitian support.
AI-powered Organization
We deployed GenAI sales enablement solutions across nine markets and multiple business lines in all four operating segments, delivering measurable results, accelerating information access and elevating client interactions. These GenAI-powered solutions empowered agents, advisors and distribution partners with personalized engagement insights, automated email drafting, and real-time coaching to drive sales performance.
Examples include:
•In Asia, we launched advanced AI-enabled agency tools across the region to enhance sales support and improve customer experience. In Indonesia, Singapore and Japan, we rolled out AI assistants to provide faster access to product and policy information and streamline administrative tasks. In Hong Kong, we launched AI
Sales Pro – a GenAI-powered tool that helps agents identify top sales opportunities, craft personalized customer solutions, and access critical know-how to drive business performance.
•In Canada, we introduced an innovative GenAI tool in our Individual Insurance business that automatically generates personalized communications to advisors by analyzing historical data and identifying available opportunities. This tool enables our internal sales team to deliver timely, relevant, and actionable messages to drive meaningful interactions and enhance collaboration with advisors.
In Global WAM, we incorporated a suite of AI-powered research tools to enhance investment analysis for our public markets investment research teams. By integrating internal and external data into actionable insights, we streamline our research process, accelerate decision-making, and empower our investment professionals to focus on driving value for our clients.
In the U.S., we partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process.
In addition, we deployed GenAI capabilities to improve outcomes in our in-force Long Term Care (“LTC”) insurance business, including further enhancements to automated claims processing and predictive analytics to detect and reduce fraud, waste and abuse.
Superior Distribution
In Asia, we renewed our bancassurance partnership in the Philippines with China Banking Corporation
(“Chinabank”), extending our exclusive partnership until 2039. This strategic partnership, which started in 2007, solidifies the two organizations’ shared commitment to providing holistic life, wealth, and health solutions for the long-term financial security of Filipino families.
In Global WAM, we enhanced the Manulife iFUNDS platform, making it the first integrated digital wealth solution in
Singapore that offers advisors a unified view of clients’ Unit Trust and Investment-Linked Plan (“ILP”) holdings. By integrating these into a single platform and incorporating AI-powered ILP analytics capabilities, the enhancements streamline portfolio oversight, accelerate transaction execution, and empower advisors to deliver more personalized and insightful financial guidance.
In Canada, we partnered with M3 Financial Group (“M3”) to offer our Affinity Mortgage Protection Plan through
M3’s Canada-wide broker network, beginning with advisors in British Columbia. Our licensed advisors work directly with M3’s mortgage clients to guide them through the process of purchasing the mortgage protection coverage they need, enabling M3’s brokers to focus on servicing their core business. This initiative strengthens our position in mortgage protection by offering more accessible, trusted protection in Canada’s housing market.
In the U.S., we enhanced our distribution footprint by expanding our wholesaling team, pursuing more targeted growth strategies and accelerating our penetration within the U.S. high-net-worth and mass affluent markets, contributing to the strong new business growth in 2025.
Strong business growth contributing to record core earnings in 202515
Core earnings of $7.5 billion in 2025, up 3% from 2024, and $2.0 billion in 4Q25, up 5% from 4Q24
The increase in 2025 core earnings reflected strong business growth in Global WAM, Asia and Canada, as well as the net impact of 2025 updates to actuarial methods and assumptions, partially offset by unfavourable life insurance claims experience in the U.S. in 2025 compared with favourable experience in the prior year, and lower investment spreads.

4Q25 core earnings increased 5% year over year, reflecting continued business growth in Asia, Global WAM and
Canada, and the net impact of 2025 updates to actuarial methods and assumptions, partially offset by unfavourable life insurance claims experience in the U.S. in 4Q25 compared with favourable experience in the prior year quarter, lower investment spreads, and the impact of the eMPF transition in Hong Kong.
•Asia core earnings increased 24% in 4Q25, reflecting continued business growth and the net impact of 2025 updates to actuarial methods and assumptions.
•Global WAM core earnings increased 7%, driven by higher net fee income from favourable market impacts over the past 12 months and the acquisition of Comvest, and continued expense discipline, partially offset by the impact of the eMPF transition in Hong Kong and lower performance fees.
•Canada core earnings were up 6%, driven by favourable insurance experience in Individual Insurance, higher investment spreads, business growth in Group Insurance, and the net impact of 2025 updates to actuarial methods and assumptions, partially offset by less favourable insurance experience in Group Insurance.
•U.S. core earnings decreased 22%, reflecting lower investment spreads, and unfavourable life insurance claims experience in 4Q25 compared with favourable experience in the prior year quarter.
•Corporate and Other core earnings decreased $20 million, reflecting higher interest on capital allocated to operating segments with net neutral impact across all segments.
Net Income attributed to shareholders of $5.6 billion in 2025, $0.2 billion higher compared with 2024, and
$1.5 billion in 4Q25, down $0.1 billion from 4Q24
The $0.2 billion increase in 2025 net income was driven by core earnings growth and lower restructuring related charges, partially offset by a larger net charge from market experience. The net charge from market experience in
2025 was primarily related to lower-than-expected returns on alternative long-duration assets (“ALDA”), mainly related to real estate, private equity and timber investments, as well as a $0.7 billion realized loss due to the sale of debt instruments related to the RGA U.S. Reinsurance Transaction16, partially offset by higher-than-expected returns on public equities. The realized loss from the sale of debt instruments was offset by an associated change in Other Comprehensive Income, resulting in a neutral impact to book value.
4Q25 net income was $0.1 billion lower compared with prior year quarter, as core earnings growth and lower restructuring related charges were more than offset by a larger net charge from market experience. The net charge from market experience in 4Q25 was primarily driven by lower-than-expected returns on ALDA, mainly related to infrastructure, private equity, and real estate investments, as well as losses from derivatives and hedge accounting ineffectiveness.
Double-digit growth in 2025 insurance new business results, highlighting the strength of our businesses
Full year 2025 APE sales, new business CSM and NBV increased 14%, 28% and 18%, respectively, reflecting broad-based strength across our insurance segments
•In Asia, we delivered double-digit growth in full year APE sales, new business CSM and NBV, with a year-over-
year increase of 18%, 27% and 20%, respectively, reflecting strong 2025 performance across the region, led by Hong Kong, mainland China, Singapore and Japan. NBV margin improved to 39.5%.7
•In Canada, APE sales decreased 6%, as strong growth in Individual Insurance sales throughout 2025 was more than offset by the non-recurrence of a significant Group Insurance large-case sale in the prior year. NBV increased 7%, reflecting higher sales volumes in Individual Insurance and favourable product mix in Group
Insurance, partially offset by lower sales volumes in Group Insurance. New business CSM increased 22%, reflecting higher sales volumes in Individual Insurance, and higher margins and sales volumes in Annuities.
•U.S. delivered very strong new business growth in 2025 with an increase in APE sales and NBV of 24% and
22%, respectively, reflecting broad-based demand for our suite of products. Higher sales volumes and product mix led to a 42% increase in new business CSM.
4Q25 new business CSM and NBV increased 21% and 8%, respectively, reflecting a more favourable business mix and margin improvements, while 4Q25 APE sales were largely in line with prior year
•Asia 4Q25 APE sales decreased 3% year over year, as growth in Japan and Asia Other17 was more than offset by lower sales in Hong Kong. New business CSM and NBV increased 19% and 10%, respectively, driven by business mix partially offset by lower sales volumes. NBV margin improved to 41.2%.
•In Canada, APE sales and NBV increased 2% and 4%, respectively, reflecting growth in Individual Insurance and Annuities, partially offset by lower sales in Group Insurance. New business CSM increased 16%, driven by higher sales volumes and margins in Individual Insurance.

•In the U.S., our sales momentum continued as APE sales and NBV increased 9% and 8%, respectively, reflecting broad-based demand for our suite of products. New business CSM grew by 34%, driven by higher sales volumes and product mix.
Global WAM net outflows of $14.3 billion in 2025, compared with net inflows of $13.3 billion in 2024
•Retirement net outflows were $9.4 billion in 2025, compared with net inflows of $0.7 billion in 2024, driven by higher retirement plan redemptions, and higher net member withdrawals reflecting higher account balances from market growth. This was partially offset by higher new plan sales in Canada.
•Retail net outflows were $12.3 billion in 2025, compared with net inflows of $6.8 billion in 2024, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
•Institutional Asset Management net inflows were $7.4 billion in 2025, compared with net inflows of $5.7 billion in 2024, driven by higher net flows from fixed income mandates including strong contributions from our
Manulife | CQS products, and the impact of the acquisition of Comvest. This was partially offset by higher redemptions in equity mandates and lower deployments in private markets.
Global WAM net outflows of $9.5 billion in 4Q25, compared with net inflows of $1.2 billion in 4Q24
•Retirement net outflows were $7.2 billion in 4Q25, compared with net outflows of $1.9 billion in 4Q24, driven by higher retirement plan redemptions, and higher net member withdrawals reflecting higher account balances from market growth. This was partially offset by higher new plan sales across all geographies.
•Retail net outflows were $5.6 billion in 4Q25, compared with net inflows of $1.3 billion in 4Q24, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
•Institutional Asset Management net inflows were $3.4 billion in 4Q25, compared with net inflows of $1.8 billion
in 4Q24, reflecting higher net flows from fixed income mandates, primarily driven by our Manulife | CQS
products, and money market mandates, as well as the impact of the acquisition of Comvest. This was partially offset by higher redemptions in equity mandates and lower deployments in private markets.
New business growth continued to drive higher organic CSM and CSM balance
CSM18 was $24,969 million as at December 31, 2025
CSM increased $2,842 million compared with December 31, 2024. Organic CSM movement contributed $2,257 million of the increase in 2025, representing 10%7 growth, driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic
CSM movement was an increase of $585 million in 2025, primarily driven by the net impact of 2025 updates to actuarial methods and assumptions and equity market performance, partially offset by the impacts of changes in foreign currency exchange rates and reinsurance transactions. Post-tax CSM net of NCI2 was $20,733 million as at December 31, 2025.

(1)Comprised of annualized premium equivalent (“APE”) sales, new business contractual service margin net of NCI (“new business CSM”) and new business value.
(2)Core earnings, assets under management (“AUM”), and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 2025
Management’s Discussion and Analysis (“2025 MD&A”).
(3)Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), new business
CSM, and net income attributed to shareholders are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
(4)2024 quarterly and year-to-date core earnings, core EPS, NBV, core ROE, adjusted book value per common share (“adjusted BV per common share”), and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section “Global Minimum Taxes” in our
2025 MD&A for more information.
(5)Core EPS, core ROE, core EBITDA margin, adjusted BV per common share and financial leverage ratio are non-GAAP ratios.
(6)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at December 31, 2025. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements
guideline.
(7)For more information on remittances, APE sales, NBV, net flows, gross flows, average asset under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales,
NBV, net flows, gross flows, average AUMA and organic CSM are stated on a constant exchange rate basis.
(8)The new NCIB is subject to the approval of the Toronto Stock Exchange. See "Caution regarding forward-looking statements" below.
(9)Subject to the receipt of regulatory approvals. See “Caution regarding forward-looking statements” below.
(10)Subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. See “Caution regarding forward looking statements” below.
(11)The Evident AI Index for Insurance assesses AI maturity across 30 of the most prominent insurance companies in North America and Europe, measuring progress across four key categories: Talent, Innovation, Leadership, and Transparency.
(12)See “Caution regarding forward-looking statements” below.
(13)Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s
Finance and Insurance Company level database.
(14)Maven Clinic, Meet Maven, 2024.
(15)See “Profitability” in section 1 “Manulife Financial Corporation” and section 8 “Fourth Quarter Financial Highlights” in our 2025 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
(16)The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025.
(17)Asia Other excludes Hong Kong and Japan.
(18)Net of non-controlling interests (“NCI”).

Earnings Results Conference Call
Manulife will host a conference call and live webcast on its fourth quarter and full year 2025 results, on February
12, 2026, at 8:00 a.m. (ET). To access the conference call, dial 1-888-317-6003 or 1-647-846-2809 (Passcode:
1741569#). Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at https://www.manulife.com/en/investors/results-
and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until May 12, 2026, by dialing 1-855-669-9658 or 1-412-317-0088 (Passcode: 1920470#).
The Fourth Quarter 2025 Statistical Information Package is also available on the Manulife website at https://
www.manulife.com/en/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s 2025 MD&A and Consolidated
Financial Statements for the year and the quarter ended December 31, 2025, prepared in accordance with
International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://www.manulife.com/en/investors/results-and-reports.html. The
Company’s 2025 MD&A and additional information relating to the Company is available on the SEDAR+ website at
https://www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at https://
www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Fiona McLean	Derek Theobalds
(437) 441-7491	(416) 254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			Full Year Results
($ millions)	4Q25	3Q25	4Q24	2025	2024
Core earnings(1)
Asia	$785	$759	$640	$2,969	$2,466
Canada	413	428	390	1,634	1,568
U.S.	319	332	412	1,206	1,690
Global Wealth and Asset Management	490	525	459	1,932	1,673
Corporate and Other	(14)	(9)	6	(220)	(215)
Total core earnings	$1,993	$2,035	$1,907	$7,521	$7,182
Items excluded from core earnings
Market experience gains (losses)	(441)	(2)	(192)	(1,662)	(1,450)
Updates to actuarial methods and assumptions that flow directly through income	-	(216)	-	(216)	(199)
Restructuring charge	(12)	-	(52)	(12)	(72)
Amortization of acquisition-related intangible assets(2)	(12)	(6)	-	(18)	-
Reinsurance transactions, tax-related items and other(1)	(29)	(12)	(25)	(41)	(76)
Net income attributed to shareholders	$1,499	$1,799	$1,638	$5,572	$5,385
(1)2024 quarterly and year-to-date core earnings by segment, and 2024 full year total core earnings have been updated to align with the presentation of GMT in
2025, with a corresponding offset in items excluded from core earnings. See section “Global Minimum Tax” in our 2025 MD&A for more information.
(2)Includes the amortization of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. This item is excluded from core earnings commencing in 3Q25. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods. See our definition of core earnings in section  “Non-GAAP and Other Financial Measures” of the 2025 MD&A.
Global Minimum Taxes
On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada’s GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023. As additional local jurisdictions have enacted the GMT in 2025, GMT has been recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section “Non-GAAP and Other Financial Measures” of the 2025 MD&A.
To improve the comparability of results between 2025 and 2024, we have updated certain 2024 non-GAAP and other financial measures to reflect the impact of GMT, including quarterly core earnings, core ROE, core EPS, financial leverage ratio, adjusted book value per common share, new business value, and post-tax CSM net of
NCI. For further information and a complete list of the impacted financial measures, please see section “Global
Minimum Taxes” of the 2025 MD&A, which is incorporated by reference.
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses.
This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial
Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings excluding the impact of the change in
ECL; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); core expenses; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); assets under management (“AUM”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate
(“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and
common shareholders’ net income.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”), CSM, and new business CSM.
Other specified financial measures include remittances; NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 2025 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2025 MD&A, which is incorporated by reference.
Reconciliation of core earnings to net income attributed to shareholders – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$4,129	$1,736	$(708)	$2,251	$(314)	$7,094
Income tax (expenses) recoveries
Core earnings	(389)	(429)	(275)	(350)	204	(1,239)
Items excluded from core earnings	(327)	45	456	9	22	205
Income tax (expenses) recoveries	(716)	(384)	181	(341)	226	(1,034)
Net income (post-tax)	3,413	1,352	(527)	1,910	(88)	6,060
Less: Net income (post-tax) attributed to
Non-controlling interests	270	-	-	10	(2)	278
Participating policyholders	171	39	-	-	-	210
Net income (loss) attributed to shareholders (post- tax)	2,972	1,313	(527)	1,900	(86)	5,572
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	136	(374)	(1,498)	22	52	(1,662)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(8)	-	(8)
Reinsurance transactions, tax related items and other	(94)	(2)	-	(27)	82	(41)
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
Income tax on core earnings (see above)	389	429	275	350	(204)	1,239
Core earnings (pre-tax)	$3,358	$2,063	$1,481	$2,282	$(424)	$8,760
Core earnings, CER basis and U.S. dollars – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
CER adjustment(1)	(20)	-	(5)	(4)	1	(28)
Core earnings, CER basis (post-tax)	$2,949	$1,634	$1,201	$1,928	$(219)	$7,493
Income tax on core earnings, CER basis(2)	386	429	274	349	(203)	1,235
Core earnings, CER basis (pre-tax)	$3,335	$2,063	$1,475	$2,277	$(422)	$8,728
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$2,126		$862
CER adjustment US $(1)	(11)		-
Core earnings, CER basis (post-tax), US $	$2,115		$862
(1)The impact of updating foreign exchange rates to that which was used in 4Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up
2025 core earnings.

Reconciliation of core earnings to net income attributed to shareholders – 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,197	$1,679	$132	$1,747	$335	$7,090
Income tax (expenses) recoveries
Core earnings	(390)	(399)	(408)	(234)	121	(1,310)
Items excluded from core earnings	(70)	46	411	86	(375)	98
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (post-tax)	2,737	1,326	135	1,599	81	5,878
Less: Net income (post-tax) attributed to
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders (post- tax)	2,355	1,221	135	1,597	77	5,385
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(178)	(384)	(1,327)	4	435	(1,450)
Updates to actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	(6)	-	(66)	-	(72)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	72	41	(26)	(14)	(149)	(76)
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
Income tax on core earnings (see above)	390	399	408	234	(121)	1,310
Core earnings (pre-tax)	$2,856	$1,967	$2,098	$1,907	$(336)	$8,492
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section “Global
Minimum Taxes” in our 2025 MD&A for more information.
Core earnings, CER basis and U.S. dollars – 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
CER adjustment(1)	32	-	31	20	3	86
Core earnings, CER basis (post-tax)	$2,498	$1,568	$1,721	$1,693	$(212)	$7,268
Income tax on core earnings, CER basis(2)	397	399	415	235	(121)	1,325
Core earnings, CER basis (pre-tax)	$2,895	$1,967	$2,136	$1,928	$(333)	$8,593
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,799		$1,234
CER adjustment US $(1)	(7)		-
Core earnings, CER basis (post-tax), US $	$1,792		$1,234
(1)The impact of updating foreign exchange rates to that which was used in 4Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up
2024 core earnings.

Reconciliation of core earnings to net income attributed to shareholders – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$899	$354	$101	$542	$9	$1,905
Income tax (expenses) recoveries
Core earnings	(101)	(111)	(75)	(93)	52	(328)
Items excluded from core earnings	(102)	25	55	10	30	18
Income tax (expenses) recoveries	(203)	(86)	(20)	(83)	82	(310)
Net income (post-tax)	696	268	81	459	91	1,595
Less: Net income (post-tax) attributed to
Non-controlling interests	26	-	-	7	-	33
Participating policyholders	47	16	-	-	-	63
Net income (loss) attributed to shareholders (post- tax)	623	252	81	452	91	1,499
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(121)	(158)	(238)	(1)	77	(441)
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(2)	-	(2)
Reinsurance transactions, tax related items and other	(41)	-	-	(16)	28	(29)
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
Income tax on core earnings (see above)	101	111	75	93	(52)	328
Core earnings (pre-tax)	$886	$524	$394	$583	$(66)	$2,321
Core earnings, CER basis and U.S. dollars – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$785	$413	$319	$490	$(14)	$1,993
Income tax on core earnings, CER basis(2)	101	111	75	93	(52)	328
Core earnings, CER basis (pre-tax)	$886	$524	$394	$583	$(66)	$2,321
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$564		$229
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$564		$229
(1)The impact of updating foreign exchange rates to that which was used in 4Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 4Q25.

Reconciliation of core earnings to net income attributed to shareholders – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,268	$551	$(109)	$606	$(87)	$2,229
Income tax (expenses) recoveries
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post- tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings, CER basis and U.S. dollars – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
CER adjustment(1)	2	-	4	3	1	10
Core earnings, CER basis (post-tax)	$761	$428	$336	$528	$(8)	$2,045
Income tax on core earnings, CER basis(2)	94	119	79	82	(90)	284
Core earnings, CER basis (pre-tax)	$855	$547	$415	$610	$(98)	$2,329
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$550		$241
CER adjustment US $(1)	(5)		-
Core earnings, CER basis (post-tax), US $	$545		$241
(1)The impact of updating foreign exchange rates to that which was used in 4Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q25.

Reconciliation of core earnings to net income attributed to shareholders – 4Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$781	$579	$112	$419	$222	$2,113
Income tax (expenses) recoveries
Core earnings	(97)	(97)	(98)	(83)	30	(345)
Items excluded from core earnings	(59)	(20)	89	48	(119)	(61)
Income tax (expenses) recoveries	(156)	(117)	(9)	(35)	(89)	(406)
Net income (post-tax)	625	462	103	384	133	1,707
Less: Net income (post-tax) attributed to
Non-controlling interests	18	-	-	-	4	22
Participating policyholders	24	23	-	-	-	47
Net income (loss) attributed to shareholders (post- tax)	583	439	103	384	129	1,638
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(83)	55	(309)	(23)	168	(192)
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(6)	-	(46)	-	(52)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	26	-	-	(6)	(45)	(25)
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
Income tax on core earnings (see above)	97	97	98	83	(30)	345
Core earnings (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section “Global
Minimum Taxes” in our 2025 MD&A for more information.
Core earnings, CER basis and U.S. dollars – 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
CER adjustment(1)	(4)	-	(2)	(1)	-	(7)
Core earnings, CER basis (post-tax)	$636	$390	$410	$458	$6	$1,900
Income tax on core earnings, CER basis(2)	98	97	97	83	(31)	344
Core earnings, CER basis (pre-tax)	$734	$487	$507	$541	$(25)	$2,244
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$457		$294
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$456		$294
(1)The impact of updating foreign exchange rates to that which was used in 4Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q24.
Core earnings available to common shareholders(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Core earnings	$1,993	$2,035	$1,726	$1,767	$1,907	$7,521	$7,182
Less: Preferred share dividends and other equity distributions	103	58	103	57	101	321	311
Core earnings available to common shareholders	1,890	1,977	1,623	1,710	1,806	7,200	6,871
CER adjustment(2)	-	10	1	(39)	(7)	(28)	86
Core earnings available to common shareholders, CER basis	$1,890	$1,987	$1,624	$1,671	$1,799	$7,172	$6,957
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025.
(2)The impact of updating foreign exchange rates to that which was used in 4Q25.

Core ROE(1)
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Core earnings available to common shareholders	$1,890	$1,977	$1,623	$1,710	$1,806	$7,200	$6,871
Annualized core earnings available to common shareholders (post-tax)	$7,498	$7,844	$6,510	$6,935	$7,185	$7,200	$6,871
Average common shareholders’ equity (see below)	$43,759	$43,238	$43,448	$44,394	$43,613	$43,709	$42,288
Core ROE (annualized) (%)	17.1%	18.1%	15.0%	15.6%	16.5%	16.5%	16.2%
Average common shareholders’ equity
Total shareholders’ and other equity	$50,121	$50,716	$49,080	$51,135	$50,972	$50,121	$50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$43,461	$44,056	$42,420	$44,475	$44,312	$43,461	$44,312
Average common shareholders’ equity	$43,759	$43,238	$43,448	$44,394	$43,613	$43,709	$42,288
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See the section “Global Minimum Taxes” in our 2025 MD&A for more information.
CSM and post-tax CSM information(1)
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2025	Sept 30, 2025	June 30, 2025	Mar 31, 2025	Dec 31, 2024
CSM	$26,568	$26,283	$23,722	$23,713	$23,425
Less: CSM for NCI	1,599	1,565	1,406	1,417	1,298
CSM, net of NCI	$24,969	$24,718	$22,316	$22,296	$22,127
CER adjustment(2)	-	(387)	(93)	(834)	(684)
CSM, net of NCI, CER basis	$24,969	$24,331	$22,223	$21,462	$21,443
CSM by segment
Asia	$17,750	$17,580	$15,786	$15,904	$15,540
Asia NCI	1,599	1,565	1,406	1,417	1,298
Canada	4,459	4,490	4,133	4,052	4,109
U.S.	2,760	2,649	2,386	2,329	2,468
Corporate and Other	-	(1)	11	11	10
CSM	$26,568	$26,283	$23,722	$23,713	$23,425
CSM, CER adjustment(2)
Asia	$-	$(348)	$(104)	$(724)	$(566)
Asia NCI	-	5	40	(16)	(5)
Canada	-	-	-	-	-
U.S.	-	(39)	11	(111)	(118)
Corporate and Other	-	-	1	-	-
Total	$-	$(382)	$(52)	$(851)	$(689)
CSM, CER basis
Asia	$17,750	$17,232	$15,682	$15,180	$14,974
Asia NCI	1,599	1,570	1,446	1,401	1,293
Canada	4,459	4,490	4,133	4,052	4,109
U.S.	2,760	2,610	2,397	2,218	2,350
Corporate and Other	-	(1)	12	11	10
Total CSM, CER basis	$26,568	$25,901	$23,670	$22,862	$22,736
Post-tax CSM
CSM	$26,568	$26,283	$23,722	$23,713	$23,425
Marginal tax rate on CSM	(4,403)	(4,347)	(3,940)	(3,929)	(3,928)
Post-tax CSM	$22,165	$21,936	$19,782	$19,784	$19,497
CSM, net of NCI	$24,969	$24,718	$22,316	$22,296	$22,127
Marginal tax rate on CSM net of NCI	(4,236)	(4,181)	(3,789)	(3,772)	(3,774)
Post-tax CSM net of NCI	$20,733	$20,537	$18,527	$18,524	$18,353
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See the section “Global Minimum Taxes” in our 2025 MD&A for more information.
(2)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 4Q25.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
New business CSM
Hong Kong	$244	$287	$286	$316	$299	$1,133	$921
Japan	159	76	74	81	66	390	290
Asia Other(2)	294	349	303	318	221	1,264	937
International High Net Worth						189	187
Mainland China						356	270
Singapore						619	391
Vietnam						22	17
Other Emerging Markets						78	72
Asia	697	712	663	715	586	2,787	2,148
Canada	135	109	100	91	116	435	357
U.S.	188	145	119	101	140	553	382
Total new business CSM	$1,020	$966	$882	$907	$842	$3,775	$2,887
New business CSM, CER adjustment(3)
Hong Kong	$-	$4	$2	$(8)	$(1)	$(2)	$13
Japan	-	(3)	(4)	(3)	(1)	(10)	2
Asia Other(2)	-	3	3	(1)	2	5	32
International High Net Worth						1	4
Mainland China						2	10
Singapore						3	19
Vietnam						-	(1)
Other Emerging Markets						(1)	-
Asia	-	4	1	(12)	-	(7)	47
Canada	-	-	-	-	-	-	-
U.S.	-	2	1	(3)	-	-	6
Total new business CSM	$-	$6	$2	$(15)	$-	$(7)	$53
New business CSM, CER basis
Hong Kong	$244	$291	$288	$308	$298	$1,131	$934
Japan	159	73	70	78	65	380	292
Asia Other(2)	294	352	306	317	223	1,269	969
International High Net Worth						190	191
Mainland China						358	280
Singapore						622	410
Vietnam						22	16
Other Emerging Markets						77	72
Asia	697	716	664	703	586	2,780	2,195
Canada	135	109	100	91	116	435	357
U.S.	188	147	120	98	140	553	388
Total new business CSM, CER basis	$1,020	$972	$884	$892	$842	$3,768	$2,940
(1)New business CSM is net of NCI.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
(3)The impact of updating foreign exchange rates to that which was used in 4Q25.

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Net income (loss) attributed to shareholders:
Asia	$623	$895	$830	$624	$583	$2,972	$2,355
Canada	252	449	390	222	439	1,313	1,221
U.S.	81	(75)	36	(569)	103	(527)	135
Global WAM	452	523	482	443	384	1,900	1,597
Corporate and Other	91	7	51	(235)	129	(86)	77
Total net income (loss) attributed to shareholders	1,499	1,799	1,789	485	1,638	5,572	5,385
Preferred share dividends and other equity distributions	(103)	(58)	(103)	(57)	(101)	(321)	(311)
Common shareholders’ net income (loss)	$1,396	$1,741	$1,686	$428	$1,537	$5,251	$5,074
CER adjustment(1)
Asia	$-	$18	$6	$(28)	$12	$(4)	$71
Canada	-	-	-	-	-	-	11
U.S.	-	1	-	15	(2)	16	10
Global WAM	-	7	3	(13)	(1)	(3)	22
Corporate and Other	-	-	4	6	-	10	-
Total net income (loss) attributed to shareholders	-	26	13	(20)	9	19	114
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$26	$13	$(20)	$9	$19	$114
Net income (loss) attributed to shareholders, CER basis
Asia	$623	$913	$836	$596	$595	$2,968	$2,426
Canada	252	449	390	222	439	1,313	1,232
U.S.	81	(74)	36	(554)	101	(511)	145
Global WAM	452	530	485	430	383	1,897	1,619
Corporate and Other	91	7	55	(229)	129	(76)	77
Total net income (loss) attributed to shareholders, CER basis	1,499	1,825	1,802	465	1,647	5,591	5,499
Preferred share dividends and other equity distributions, CER basis	(103)	(58)	(103)	(57)	(101)	(321)	(311)
Common shareholders' net income (loss), CER basis	$1,396	$1,767	$1,699	$408	$1,546	$5,270	$5,188
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$447	$649	$600	$435	$417	$2,131	$1,717
CER adjustment, US $(1)	-	6	1	(9)	9	(2)	23
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$447	$655	$601	$426	$426	$2,129	$1,740
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,499	$1,799	$1,789	$485	$1,638	$5,572	$5,385
Tax on net income attributed to shareholders	292	283	307	47	388	929	1,102
Net income (loss) attributed to shareholders (pre-tax)	1,791	2,082	2,096	532	2,026	6,501	6,487
CER adjustment(1)	-	5	1	(11)	(2)	(5)	75
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,791	$2,087	$2,097	$521	$2,024	$6,496	$6,562
(1)The impact of updating foreign exchange rates to that which was used in 4Q25.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.
Adjusted book value(1)
($ millions)

As at	Dec 31, 2025	Sept 30, 2025	June 30, 2025	Mar 31, 2025	Dec 31, 2024
Common shareholders’ equity	$43,461	$44,056	$42,420	$44,475	$44,312
Post-tax CSM, net of NCI	20,733	20,537	18,527	18,524	18,353
Adjusted book value	$64,194	$64,593	$60,947	$62,999	$62,665
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See the section “Global Minimum Taxes” in our 2025 MD&A for more information.

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Global WAM core earnings (post-tax)	$490	$525	$463	$454	$459	$1,932	$1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	93	82	89	86	83	350	234
Amortization of deferred acquisition costs and other depreciation	61	44	51	46	49	202	188
Amortization of deferred sales commissions	24	21	20	22	20	87	78
Core EBITDA	$668	$672	$623	$608	$611	$2,571	$2,173
CER adjustment(1)	-	6	3	(13)	(2)	(4)	24
Core EBITDA, CER basis	$668	$678	$626	$595	$609	$2,567	$2,197
(1)The impact of updating foreign exchange rates to that which was used in 4Q25.
Core EBITDA margin and core revenue
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Core EBITDA margin
Core EBITDA	$668	$672	$623	$608	$611	$2,571	$2,173
Core revenue	$2,285	$2,175	$2,069	$2,140	$2,140	$8,669	$8,016
Core EBITDA margin	29.2%	30.9%	30.1%	28.4%	28.6%	29.7%	27.1%
Global WAM core revenue
Other revenue per financial statements	$2,147	$2,145	$1,851	$1,986	$2,003	$8,129	$7,588
Less: Other revenue in segments other than Global WAM	28	121	(53)	11	(2)	107	149
Other revenue in Global WAM (fee income)	$2,119	$2,024	$1,904	$1,975	$2,005	$8,022	$7,439
Investment income per financial statements	$5,358	$4,682	$4,740	$4,234	$5,250	$19,014	$18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	1,106	3,784	2,377	(992)	(622)	6,275	2,210
Total investment income	6,464	8,466	7,117	3,242	4,628	25,289	20,459
Less: Investment income in segments other than Global WAM	6,300	8,275	6,924	3,089	4,550	24,588	19,877
Investment income in Global WAM	$164	$191	$193	$153	$78	$701	$582
Total other revenue and investment income in Global WAM	$2,283	$2,215	$2,097	$2,128	$2,083	$8,723	$8,021
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(1)	24	20	(14)	(28)	29	4
Revenue related to integration and acquisitions	(1)	16	8	2	(29)	25	1
Global WAM core revenue	$2,285	$2,175	$2,069	$2,140	$2,140	$8,669	$8,016

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S.
Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, the expected benefits of the transactions described herein, the anticipated benefits and value derived from the use of AI, potential future common share repurchases and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”,
“expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”,
“restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements;
our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;
the realization of losses arising from the sale of investments classified fair value through other comprehensive income;
our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations;
the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; the anticipated benefits from the transactions described herein, receipt of regulatory approvals and satisfaction of closing conditions for the Schroders Indonesia acquisition; the receipt of regulatory approvals for entering into the Indian insurance market and the anticipated benefits of such entry; our ability to execute our digital plans and to deploy future digital use cases, including with respect to AI; the receipt of the approval of the TSX for the NCIB; our inability to withdraw cash from subsidiaries and the  fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and
Canadian insurance company regulations).
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2025 Management's Discussion and Analysis under "Risk Management and Risk Factors" and
"Critical Actuarial and Accounting Policies" and in the "Risk Management" note to the Consolidated Financial
Statements for the year ended December 31, 2025, as well as elsewhere in our filings with Canadian and U.S.
securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.